PRESS RELEASE	The Brink's Company 1801 Bayberry Court P.O. Box 18100 Richmond, VA 23226-8100 USA Tel. 804-289-9600 Fax 804-289-9758

Contact: Investor Relations 804-289-9709	FOR IMMEDIATE RELEASE

THE BRINK'S COMPANY ANNOUNCES SELF-TENDER OFFER FOR UP TO
10,000,000 SHARES OF COMMON STOCK

      RICHMOND, Va., March 8, 2006—The Board of Directors of The Brink's Company (NYSE:BCO) authorized a “Dutch auction” self-tender offer for up to 10,000,000 shares of the company's common stock. The tender price range will be $47.50 to $52.50 per share. The tender offer is expected to begin on March 9, 2006 and expire on April 6, 2006, and is subject to the terms and conditions described in the offering materials.

      On November 15, 2005, the last full trading day before The Brink's Company announced that it had entered into an agreement for the sale of its BAX Global operating unit and indicated its intention to return between approximately $400 to $600 million to holders of its common stock through share repurchases, the last reported sale price of the shares of its common stock on the NYSE was $47.98 per share. As of February 28, 2006 The Brink's Company had 58,724,211 shares of common stock outstanding. On March 8, 2006, the last full trading day prior to the commencement of the tender offer, the last reported sale price of the shares of The Brink's Company's common stock on the NYSE was $48.63 per share. The lower end of the price range for the tender offer is below the current market price for the shares.

      Under terms of a Dutch auction tender offer, shareholders are given an opportunity to specify prices, within a stated price range, at which they are willing to tender shares. Upon receipt of the tenders, The Brink's Company will select a final price that enables it to purchase up to the stated amount of shares from those shareholders who agreed to sell at or below the company-selected price. In accordance with the rules of the Securities and Exchange Commission, The Brink's Company may under certain circumstances and reserves the right to, purchase in the tender offer an additional amount of shares, not to exceed 2% of its outstanding common stock, without amending or extending the tender offer.

      The Brink's Company said the tender offer will give shareholders who are considering the sale of all or a portion of their shares an opportunity to determine the price, within a range, at which they are willing to sell. If The Brink's Company purchases their shares, sellers will avoid the normal transaction costs associated with market sales. The company is not making any recommendation to its shareholders regarding the tendering of shares.

      The dealer manager for the offer is Morgan Stanley & Co. Incorporated.

      In addition, The Brink's Company's Board of Directors approved a share repurchase program following ten business days after the expiration of the tender offer that authorizes management to repurchase up to the difference between the aggregate dollar amount that is repurchased pursuant to the tender offer and $600 million of its common stock, from time to time as market conditions warrant and covenants under existing agreements permit. The Brink's Company may conduct its share repurchases in the open market, in privately negotiated transactions, through derivative transactions and through purchases made in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934. The repurchase program does not require The Brink's Company to acquire any specific number of shares and may be terminated at any time.

      This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of The Brink's Company's common stock. The solicitation of offers to buy The Brink's Company's common stock will only be made pursuant to the offer to purchase and related materials that The Brink's Company will be sending out to its shareholders shortly. Shareholders should read those materials carefully because they will contain important information, including the various terms and conditions to the offer.

About The Brink's Company

      The Brink's Company (NYSE:BCO) is a global leader in business and security services and operates two businesses: Brink's, Incorporated and Brink's Home Security. Brink's, Incorporated is the world's premier provider of secure transportation and cash management services and Brink's Home Security is one of the largest and most successful residential alarm companies in North America. For more information, please visit The Brink's Company website at http://www.brinkscompany.com/ or call toll free 877-275-7488.